Via Facsimile and U.S. Mail
Mail Stop 6010

March 18, 2009

Mr. Mahendra Desai
Chief Financial Officer
Synovics Pharmaceuticals, Inc.
5360 Northwest 35th Avenue
Fort Lauderdale, FL 33309

Re: Synovics Pharmaceuticals, Inc.
         Item 4.01 Form 8-K
         Filed March 17, 2009
         File Number: 000-22011

Dear Mr. Desai:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with more information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

1.   It appears an Item 4.01 8-K was not filed within 4 business days of the date of the
        dismissal of your former auditors. Please note that this delinquency may impact
        your eligibility requirements for filing on Form S-3.

2.   It appears Miller, Ellin & Company, LLP disclosed an uncertainty of the
        Registrant to continue as a going concern in your Form 10-K filed on February 5,
        2009. Please revise your disclosure to provide a description of nature of their
        conclusion. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3. With respect to the merger between Miller, Ellin & Company, LLP and Rosen Seymour Shapss Martin & Company LLP, please tell us the following:
   a. Explain the chronology of the events that transpired from the date of merger, through the date you were notified of the merger. Tell us why did not become aware of the merger until February 12, 2009.
   b. Tell us why the audit opinion dated on January 29, 2009 is signed by Miller, Ellin & Company, LLP, and not Rosen Seymour Shapss Martin & Company LLP, the resulting surviving legal entity.

4. Upon amending your filing, please include, as Exhibit 16, an updated letter from your accountants, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your accountants date their letter.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant